Exhibit 99.1

TD Bank Group to acquire Wells Fargo's Canadian

Direct Equipment Finance Business

Acquisition strengthens and expands TD Business Banking capabilities across Canada

TORONTO, January 14, 2021 – The Toronto-Dominion Bank ("TD") (TSX and NYSE: TD) and Wells Fargo & Company ("Wells Fargo") (NYSE: WFC) today announced a definitive agreement, subject to certain closing conditions, for TD to acquire Wells Fargo's Canadian Direct Equipment Finance business.

The acquisition of Wells Fargo's Canadian Direct Equipment Finance business is expected to add scale and capabilities to TD's existing Canadian Equipment Financing business and expand TD's presence in core markets. Wells Fargo's Canadian Direct Equipment Finance's direct origination model is expected to allow TD to better serve a more diverse set of business customers in need of competitive equipment loans, leases, and customized financing services.

"In today's challenging operating environment, businesses are looking to their bankers to help keep their fleets current, deliver new construction equipment to job sites, and support manufacturing businesses with timely customized financing and leasing solutions that help drive their competitiveness," says Darren Cooke, Vice President, TD Equipment Finance, Canadian Business Banking, TD Bank Group. "We are excited to welcome Wells Fargo’s Canadian Direct Equipment Finance team of highly skilled and experienced industry professionals to TD and leverage their deep expertise in equipment leasing and finance for the benefit of our highly-valued customers nationwide."

Headquartered in Mississauga, with regional offices across the country, including Montreal and Calgary, Wells Fargo's Canadian Direct Equipment Finance business has a 25-year operating history, which includes the acquisition by Wells Fargo of GE Capital's Canadian Equipment Finance business in 2016. With approximately C$1.5 billion in assets and over 120 employees, Wells Fargo's Canadian Direct Equipment Finance business provides loans and leases covering a full range of commercial equipment for businesses across Canada.

“We have enjoyed a relationship with TD for many years, as Canada is an important market for Wells Fargo,” said David Marks, Head of Wells Fargo Commercial Capital. “This group of talented Canada-based employees and their equipment finance customers will benefit from TD's strong franchise and allow us to focus our efforts on our U.S. equipment finance capabilities while continuing to serve our asset-based lending and distribution finance customers in Canada. We anticipate a smooth transition and we’re confident that the group’s strong focus on customers, deep relationships and industry expertise will complement TD's existing business.”

"This acquisition will be welcome news for both our existing and potential new customers. It expands our competitive position in Canada's Equipment Finance industry, builds on our strong track record of legendary customer service, and puts us in a unique position to offer an increased range of in-demand products and services," says David Pinsonneault, Executive Vice President, Commercial and Industrial, Canadian Business Banking, TD Bank Group.

TD's purchase of Wells Fargo Canadian Direct Equipment Finance business is expected to close in the first half of 2021, subject to receipt of regulatory and Competition Act approvals and clearance, and satisfaction of other customary closing conditions.

TD Securities served as financial advisor and Osler, Hoskin & Harcourt LLP served as legal counsel to TD in connection with this transaction. Wells Fargo Securities, LLC served as exclusive financial advisor and McCarthy Tetrault LLP served as legal counsel to Wells Fargo.

Caution Regarding Forward-Looking Information

From time to time, The Toronto-Dominion Bank (the "Bank" or "TD") makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, statements made in the Bank’s Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The Bank's acquisition of Wells Fargo's Canadian Direct Equipment Finance business is subject to regulatory approvals and certain other conditions. There is no assurance that the acquisition will be completed as described in this document or at all. There can be no assurance that the Bank will realize the anticipated benefits or results, and actual results could differ materially from the expectations expressed in the forward-looking statements. Examples of material assumptions made by the Bank in the forward-looking statements include assumptions regarding expected synergies, based on the Bank's experience.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 14 million active online and mobile customers. TD had C$1.7 trillion in assets on October 31, 2020. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

About Wells Fargo

Wells Fargo & Company (NYSE: WFC) is a diversified, community-based financial services company with US$1.92 trillion in assets. Wells Fargo’s vision is to satisfy our customers’ financial needs and help them succeed financially. Founded in 1852 and headquartered in San Francisco, Wells Fargo provides banking, investment and mortgage products and services, as well as consumer and commercial finance, through 7,200 locations, more than 13,000 ATMs, the internet (wellsfargo.com) and mobile banking, and has offices in 31 countries and territories to support customers who conduct business in the global economy. Wells Fargo serves one in three households in the United States. Wells Fargo & Company was ranked No. 30 on Fortune’s 2020 rankings of America’s largest corporations. News, insights and perspectives from Wells Fargo are also available at Wells Fargo Stories. Additional information may be found at www.wellsfargo.com | Twitter: @WellsFargo.

For further information:

Astrid-Maria Ciarallo, astrid-maria.ciarallo@td.com, 416 873 7556

LaTrina Shepherd, latrina.shepherd@wellsfargo.com, 312-339-0012